Exhibit 99.1

NEWS RELEASE

March 12, 2014

Shares Issued and Outstanding: 100,501,351

TSX: MPV

NYSE MKT: MDM

Mountain Province Diamonds Announces Increase to Previously Announced Bought Deal Financing to C$17.85M

Not for distribution to U.S. news wire services or dissemination in the United States.

Toronto, Ontario - March 12, 2014 - Mountain Province Diamonds Inc. (TSX: MPV / NYSE MKT: MDM) ("Mountain Province" or the "Company") has announced today that, due to strong demand, the Company has increased the size of its previously announced public offering to 3,500,000 common shares (the “Common Shares”), at a price of C$5.10 per Common Share for gross proceeds of C$17,850,000 (the “Offering”). The Offering is being led by BMO Capital Markets.

Concurrent with the bought deal private placement, the Company intends undertaking a non-brokered private placement (“Non-brokered Private Placement”) of Common Shares of the Company, at a price of not less than C$5.10 per Common Share. The Non-brokered Private Placement may be sold to Bottin (International) Investments Ltd. (controlled by Dermot Desmond) (“Bottin”) and other qualified investors.

The Company intends to use the net proceeds of the offering for the continued development of the Company's Gahcho Kué project and for general corporate purposes.

The Offering and the Non-brokered Private Placement are expected to close on or about March 28, 2014 and is subject to the Company receiving all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and NYSE MKT.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

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About Mountain Province Diamonds

Mountain Province Diamonds discovered the first kimberlite at Kennady Lake in 1995 and in 1997 entered into a joint venture agreement with Monopros, a subsidiary of De Beers. Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located in Canada’s Northwest Territories. Gahcho Kué is the world’s largest and richest new diamond mine development. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%. Further information is available at www.mountainprovince.com.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding Mountain Province's business. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

For further information, please contact:

Mountain Province Diamonds Inc.

Patrick Evans, President and CEO

161 Bay Street, Suite 2315

Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com